02041558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-9618

INTERNATIONAL TRUCK AND ENGINE CORPORATION
401(k) RETIREMENT SAVINGS PLAN

(Full Title of the Plan)

NAVISTAR INTERNATIONAL CORPORATION
4201 Winfield Road
Warrenville, Illinois 60555

(Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

International Truck and Engine Corporation 401(k) Retirement Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2001 and 2000, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBITS

Exhibit Number	Description	11-K Page
23	Consent of Deloitte & Touche LLP	E-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

International Truck and Engine Corporation
401 (k) Retirement Savings Plan

/s/ Mark T. Schwetschenau
Mark T. Schwetschenau
Member, International Truck and Engine Corporation
Pension Fund Investment Committee

June 20, 2002

Deloitte & Touche

International Truck and Engine Corporation 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2001 and 2000 and for the Years Then Ended and Independent Auditors Report

INTERNATIONAL TRUCK AND ENGINE CORPORATION
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8

Supplemental schedules are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

International Truck and Engine Corporation:

We have audited the accompanying statements of net assets available for benefits of the International Truck and Engine Corporation 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 16, 2002

Deloitte
Touche
Tohmatsu

INTERNATIONAL TRUCK AND ENGINE CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investment in Master Trust (Note 3)	$213,274,701	$229,338,007
Total investments	213,274,701	229,338,007
Receivables:		
Participant after-tax contributions	4,664	17,758
Total receivables	4,664	17,758
NET ASSETS AVAILABLE FOR BENEFITS	$213,279,365	$229,355,765

See notes to financial statements.

INTERNATIONAL TRUCK AND ENGINE CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS:		
Investment income:		
Net earnings (loss) of Master Trust (Note 3)	$ (11,506,512)	$ (29,270,193)
Total investment income (loss)	(11,506,512)	(29,270,193)
Contributions:		
Participant pre-tax contributions	12,173,989	16,086,213
Participant after-tax contributions	285,514	454,916
Total participant contributions	12,459,503	16,541,129
Rollovers from other qualified plans	320,134	3,621
Transfers from other qualified plans - net	351,613	1,089,893
Total additions to net assets	1,624,738	(11,635,550)
DEDUCTIONS FROM NET ASSETS:		
Benefits paid to participants	17,701,138	20,231,721
Total deductions from net assets	17,701,138	20,231,721
DECREASE IN NET ASSETS	(16,076,400)	(31,867,271)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	229,355,765	261,223,036
End of year	$213,279,365	$229,355,765

See notes to financial statements.

INTERNATIONAL TRUCK AND ENGINE CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000, AND FOR THE YEARS THEN ENDED

1. DESCRIPTION OF THE PLAN

The following description of the International Truck and Engine Corporation 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is sponsored by International Truck and Engine Corporation (the "Company") to provide savings and retirement benefits for certain eligible salaried employees of the Company and of certain affiliates who are participating under the Plan. The Plan was established February 1, 1965, and has subsequently been restated and amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the "Code") and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In general, participation in this plan is limited to those eligible salaried employees of the Company whose initial date of hire is prior to January 1, 1996, and to eligible salaried employees of certain affiliates.

Contributions - Participant contributions may be made to the Plan on a pre-tax basis, an after-tax basis, or a combination of both. Pre-tax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 25 percent of a participant's annual compensation or a prescribed dollar amount, indexed for inflation ($10,500 for 2001 and for 2000). After-tax contributions are subject to annual maximum limits of 15 percent of annual compensation. Both pre-tax and after-tax contributions may be elected at a minimum level of one percent of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, neither after-tax contributions nor pre-tax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. The Plan permits the Company to make matching and discretionary contributions.

Company matching and discretionary contributions are subject to a vesting schedule based upon the participant's length of employment, and fully vest upon completion of five years of service.

Nonvested Company matching contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. Salary reduction contributions, employee after-tax contributions and rollover contributions are fully vested immediately.

The Company did not make any matching or discretionary contributions to the Plan during the years ended December 31, 2001 and 2000.

Investment Options - Participants direct the investment of their account balances and future contributions. Investment options during 2001 included the following: J.P. Morgan Stable Value Fund, J.P. Morgan U.S. Active Fixed Income-Core Fund, J.P. Morgan U.S. Disciplined Equity Fund, J.P. Morgan U.S. Large Cap Growth Fund, J.P. Morgan U.S. Small Company Equity II fund, Gabelli Asset Fund, America Century Income & Growth Fund, American Century International Growth Fund and Navistar International Corporation Common Stock.

Participant Accounts - Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50 percent of their vested account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator and range from 6.0% to 10.5%.

Payment of Benefits - Participants may request either an in-service or hardship withdrawal of certain of their account assets. An in-service withdrawal may be made for a portion of the value of the assets purchased with the participants' after-tax contributions and investment earnings thereon. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal.

A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than April 1 following the year in which the participant becomes age 70-1/2 if the participant terminated employment prior to April 1, 1992, or age 65 if the participant terminated employment on or after April 1, 1992. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar International Corporation Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar International Corporation Common Stock, the distribution will be made in cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

Participant loans are valued at cost which approximates market value. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

Unrealized appreciation or depreciation on investments is determined by comparing the fair value of these separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

Participant Withdrawals - As of December 31, 2001 and 2000, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

3. MASTER TRUST

All of the Plan's investment assets are held in a trust account at UMB Bank (the "Trustee") and consist of a divided interest in an investment account of the International Truck and Engine Corporation Defined Contribution Plans Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the defined contribution pension plans sponsored by International and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2001 and 2000, calculated on a cash basis, are as follows:

	2001	2000
International Truck and Engine Corporation 401(k) Retirement Savings Plan	52.51 %	55.23 %
International Truck and Engine Corporation 401(k) Plan for Represented Employees	39.05 %	38.64 %
International Truck and Engine Corporation Retirement Accumulation Plan	8.19 %	5.98 %
401(k) Plan for the Non-Bargaining Unit Employees of American Transportation Corporation	0.25 %	0.15 %

The following table presents the carrying value of investments of the Master Trust as of December 31, 2001 and 2000:

	2001	2000
Cash and cash equivalents	$ 85,540	$ 81,602
U.S. Government securities	263,858	229,630
Common stocks	75,974,373	103,688,176
Participant loans	11,894,204	11,318,441
Common and collective funds	216,495,388	190,906,832
Registered investment companies	80,528,057	91,303,256
Navistar International Corporation Common Stock	20,880,284	17,735,368
Total investments	$406,121,704	$415,263,305

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2001 and 2000 is summarized below:

	2001	2000
Dividend and interest income	$ 1,614,074	$ 1,837,554
Net appreciation (depreciation) of investments:		
U.S. Government securities	15,609	
Common stock	(21,073,859)	(33,505,500)
Common and collective funds	(2,053,152)	(3,758,374)
Registered investment companies	(1,925,135)	(17,450,645)
Navistar International Corporation Common Stock	1,261,812	(83,209)
Net depreciation of investments	(23,774,725)	(54,797,728)
Net investment earnings (loss)	$(22,160,651)	$(52,960,174)

4. TAX STATUS OF THE PLAN

The plan obtained its latest determination letter in April 1996 in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

5. AMENDMENT OR TERMINATION OF THE PLAN

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be nonforfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will be fully vested in any funds allocated to them.

6. RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by JP Morgan/American Century. JP Morgan/American Century is the Recordkeeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and employer stock. Fees paid by the Plan for the investment management services are computed as a basis-point reduction of the return earned on each investment option.

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

EXHIBIT 23

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-25783 of Navistar International Corporation on Form S-8 of our report dated May 16, 2002 appearing in this Annual Report on Form 11-K of the International Truck and Engine Corporation 401(k) Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Deloitte & Touche
June 20, 2002
Chicago, IL

Deloitte
Touche
Tohmatsu